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                                                                    EXHIBIT 12.0


                             BANPONCE CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in thousands)



                                                            YEAR ENDED DECEMBER 31,

                                        1993        1992       1991         1990        1989       1988

Income before income taxes            $132,140   $100,145    $72,164        $72,606    $67,695    $55,717


Fixed charges :

  Interest expense                     280,008    300,135    387,134        281,561    307,273    264,847
  Estimated interest component
    of net rental payments               4,827      4,691      4,674          3,007      2,483      2,493

  Total fixed charges including
    interest on deposits               284,835    304,826    391,808        284,568    309,756    267,340

  Less: Interest on deposits           219,447    253,375    323,717        257,099    261,474    220,247

  Total fixed charges excluding
    interest on deposits                65,388     51,451     68,091         27,469     48,282     47,093


Income before income taxes and
  fixed charges (including interest
  on deposits)                        $416,975   $404,971   $463,972       $357,174   $377,451   $323,057

Income before income taxes and
  fixed charges (excluding interest
  on deposits)                        $197,528   $151,596   $140,255       $100,075   $115,977   $102,810




Ratio of earnings to fixed charges

  Including Interest on Deposits           1.5        1.3        1.2            1.3        1.2        1.2

  Excluding Interest on Deposits           3.0        2.9        2.1            3.6        2.4        2.2
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